 **Lit Motors** @LitMotors · Mar 1

This is the EV of the future: two wheels, super efficient, and sustainable. Invest and join in our growth – our equity crowdfunding campaign is now open to the public! 🙌



Invest in Lit Motors: Revolutionary Self-Balancing 2-Wheeled Electric Car

From wefunder.com

  

2 Wheels, 2 passengers, 2 hands on the wheel

Much like a motorcycle, the Lit Motors AEV offers the same romance and thrill, with the additional comfort and safety of a car. Many of you have expressed your anticipation and excitement, envisioning a new way to commute (and turn heads!) around town.



As a token of gratitude, we've decided to reveal a concept interior of our AEV. Please note this isn't our final design, but an aesthetic direction to inspire the look and feel of the two-wheel drive experience.

Let us know what you think!

I'm all in 🛞

How does equity crowdfunding work?

If you're new here—this *Community Round* gives our friends, family, and supporters the first opportunity to invest in our mission and lead the next era of sustainable transportation.

Investments start at just $100!

Anyone (whether or not they're an accredited investor) can become an angel investor in Lit Motors through Wefunder. Terms will change once the campaign becomes public, so this is the best period to invest if you choose to do so!

👉 Share this link with friends: https://wefunder.com/lit.motors
👉 Learn more: Wefunder Investors FAQ

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

Invest in Lit Motors

Your support makes a difference. 🙏

We want to express another colossal thank you to everyone's contribution so far. The progress we made this weekend truly blew us away, and we're empowered by the kind comments left on our campaign page. We've been busy preparing for the public launch as we'll be gaining new fans, subscribers, and followers, but at our core we are fueled by you: our loyal core audience - many of you have been following for years, and we appreciate every single person who has reached out with ideas, offers, investments, encouragement, and more. We love hearing from you, and hold your support with gratitude. All hands on deck as we shape the future of transportation!

Warmly,

Daniel Kim

 **Lit Motors Inc.**
March 15 · 🌐



$1.1M raised so far! 🎉

We're so excited and grateful about the progress we've made with our campaign. This is the first time we've opened the doors for anyone to invest (starting at just $100!) and come along for the adventure ahead. We provide weekly updates on our campaign page, so be sure to "follow" us there to stay current!





WEFUNDER.COM

Invest in Lit Motors: Revolutionary Self-Balancing 2-Wheeled Electric Car



Lit Motors @LitMotors · Apr 3   ...

Drives like a car, feels like a motorcycle 😎 Invest in the future of mobility. More agile, efficient, and sustainable: wefunder.com/litmotors/

💬 1   ⟲ 4   ♡ 16   ᠁ 595   🔖 ⬆



Lit Motors @LitMotors · Mar 5

Invest the future, balanced on two wheels! If you missed it, our equity crowdfunding campaign went live last month 😎 Join us in our growth and success - all the details here: wefunder.com/litmotors/



💬 2    2   ♡ 14   ╽╽╽ 455



Lit Motors @LitMotors · Mar 5

Also worth noting that anyone (accredited investor or not) can invest, starting at just $100!

Check out the investor FAQ for more info:
help.wefunder.com/#/investor/inv...

💬      ♡ 1   ╽╽╽ 179

 **Lit Motors Inc.**
February 20 · 🌐



Huge update! Our equity crowdfunding campaign is now LIVE to the public 🙌

If you've been following our newsletter, you'll know that 2024 started with a bang as we launched our campaign to our closest community first. This is a massive step forward in our journey, as we pave a path towards the prototype development process.

We're here to lead the way in the future of transportation: more agile, efficient, and sustainable. 🔥

Join our mission here:
👉 https://wefunder.com/lit.motors/



LITMOTORS.COM

Welcome | Lit Motors   Learn more
Make way for the Lit Motors C-1: the gyro-stabilized, self balancing 2 wh...

"How can I support the campaign?" Tell your friends!

There are many ways to support the mission, and we appreciate you spreading the word! Feel free to use the language below in your social posts or texts, or simply forward this email to a friend:

Agile, efficient, and sustainable, Lit Motors is shaping the future of transportation with an entirely self-balancing 2-wheeled AEV. Founded on the mission to reduce waste, emissions, and commute time, we have a vision to revolutionize the daily commute in a world where the majority of people drive solo (75% US, 50% globally!)

- **Cost-effective:** A more efficient battery lends to low operating costs for the consumer; approximately ~$96 a year depending on regional cost of electricity.
- **Time saving:** Cut daily commute by 20-30% with ability to lane split, quick charge time, and ease of parking in urban areas
- **Sustainable for the planet:** 1/6 the battery size required (compared to a traditional EV), 1/10 the parts of a 4W vehicle meaning more efficient manufacturing process with less emissions, and just a fraction of lifetime carbon emissions compared to the typical EV.

And speaking of a smaller battery pack...

Our vehicle platform paves the way for an EV future with a smaller battery pack: reduced replacement costs, less energy consumption/more efficiency, faster charging capability, lower manufacturing costs & environmental impacts, and less effects on range due to reduced vehicle weight. Smaller is better!

Link to campaign (copy + paste!): https://wefunder.com/lit.motors

[The future is here 🌟]

How does equity crowdfunding work?

If you missed it—this *Community Round* gives our friends, family, and supporters the first opportunity to invest in our mission and lead the next era of sustainable transportation.

The minimum starts at just $100 and anyone (whether or not they're an accredited investor) can become an angel investor in Lit Motors through Wefunder. Terms will change once the campaign becomes public, so this is the best period to invest if you choose to do so!

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

[Go to campaign →]

Warmly,

Daniel Kim

View this email in your browser


LITMOTORS

Become a seed investor in Lit Motors.

Thank you from the bottom of our hearts for reserving a preorder and getting onboard our mission. We've received many inquiries from the Lit Motors community about how to be part of this revolution in transportation… and now is the time! We're excited to bring an exclusive investment opportunity to our close community first.

Join us on the ground floor of this incredible and transformative technological breakthrough. Here's to a more efficient, agile, and sustainable world!

First look at campaign 👀

How does equity crowdfunding work?

This *Community Round* gives our friends, family, and supporters the first opportunity to invest in our mission and lead the next era of sustainable transportation. **The minimum starts at just $100** and anyone (whether or not they're an accredited investor) can become an angel investor in Lit Motors through Wefunder. Terms will change once the campaign becomes public, so this is the best period to invest if you choose to do so!

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.



You asked... we listened!

1 final day to invest.

Happy President's Day! Instead of closing our *Community Round* today, we've decided to **extend the timer 1 more day** to allow for last minute reservations. We've been receiving a few requests to keep the door open just a bit longer due to the long weekend... so as a reward for oversubscribing $750k:

We're raising the allotment to $1M at the same valuation! 🙌

But really—this is your last chance! No more extensions after this one, but we can definitely oblige one more day; especially after the support of our amazing community helping to drive humanity into a more sustainable future. 🧡 Tomorrow marks the start of our public campaign, let's do this!

Last chance 😎

Warmly,

Daniel Kim

View this email in your browser


You asked... we listened!
1 final day to invest.

Happy President's Day! Instead of closing our *Community Round* today, we've decided to **extend the timer 1 more day** to allow for last minute reservations. We've been receiving a few requests to keep the door open just a bit longer due to the long weekend… so as a reward for oversubscribing $750k:

We're raising the allotment to $1M at the same valuation! 🙌

But really—this is your last chance! No more extensions after this one, but we can definitely oblige one more day; especially after the support of our amazing community helping to drive humanity into a more sustainable future. 🧡 Tomorrow marks the start of our public campaign, let's do this!

Last chance 😎

Warmly,

Daniel Kim



Pssst... Pass it on! ✉

Wondering how else to support our campaign? Share this opportunity with your network via text or email! This is truly a rare opportunity to get in early, and the goal is the spread the wealth and grow *together*.

When you join the AEV movement, you join a community of future-thinkers and innovators. And together, we make the change we want to see in the world (balanced on two wheels!)

👉 Link: www.wefunder.com/lit.motors
👉 Wefunder Investor FAQ


Let's change the world 🌎


How does equity crowdfunding work?

If you're new here—this *Community Round* gives our friends, family, and supporters the first opportunity to invest in our mission and lead the next era of sustainable transportation.

Investments start at just $100!

Anyone *(whether or not they're an accredited investor)* can become an angel investor in Lit Motors through Wefunder. Terms will change once the campaign becomes public, so this is the best period to invest if you choose to do so!

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.


Invest now


View this email in your browser


Moving forward,
together!

The future is bright (and on two wheels!)

Huge *thank you* to everyone who has made an investment so far in our campaign! We will be sharing a detailed update tomorrow, but want to jump in and express our gratitude for showing up for us this week.

By investing in our mission, you're standing up and leading the way for a brighter future—one that values *innovation* as the path forward.

Stay tuned for tomorrow's update!

Take me to the campaign 😎

To the future of transportation!

Daniel Kim

Lit Motors is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Supporter shoutout: a mission we're proud of!



Dale Fast

Lit Motors represents the kind of world I want my grandson to live in.

We are touched by the influx of positivity being sent our way, but this one particularly warmed our hearts. We steadfastly believe that we are stewards of our own destinies, including the measures we take to improve our world for the next generation.

By advocating for widespread adoption down the road, we are working together to build a more sustainable, efficient way of life. Not just on an individual level, but for all. Thank you, Dale! We're honored to lead the way with our supporters by our side.

To the next generation! 🌎

How does equity crowdfunding work?

If you're new here—this *Community Round* gives our friends, family, and supporters the first opportunity to invest in our mission and lead the next era of sustainable transportation.

Investments start at just $100!

Anyone (whether or not they're an accredited investor) can become an angel investor in Lit Motors through Wefunder. Terms will change once the campaign becomes public, so this is the best period to invest if you choose to do so!

👉 Share this link with friends: https://wefunder.com/lit.motors
👉 Learn more: Wefunder Investors FAQ

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

Invest in Lit Motors

As we approach the end of our Community Round...

Wow—there's only a few days left until our campaign goes live to the public. February has truly been a wild ride, and one we don't take for granted. We know you love hearing from us, but we promise we'll be returning to our monthly newsletter schedule very soon. Thanks for sticking around!

- Lit Motors Team

Warmly,

Daniel Kim

A Letter from CEO and Founder, Daniel Kim

I love what I do.

I'm so grateful and inspired each day to continue working with some of the most amazing people as we continue contributing to make our world a better, safer, and more efficient place.

As stewards for transportation—1 of 8 necessities of humanity—we have a responsibility to forge the path forward.

Your part now is to join us and support our mission. It is an honor to have you all on board.

Our shared vision, fueled by your passion and faith, is our sword.

Join us.

Invest in Lit Motors

Warmly,

Daniel Kim